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                        [COGEN TECHNOLOGIES LETTERHEAD]


                                January 21, 1999



Re:  Cogen Technologies, Inc.
     Request to Withdraw Registration Statement on Form S-1, as amended Registration No. 333-53533
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                                                   VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:     Mr. John White

Ladies and Gentlemen:

     Cogen Technologies, Inc., a Delaware corporation (the "Company"), hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw from registration the Registration Statement on Form S-1, as amended (the "Registration Statement") (Registration No. 333-53533), originally filed by the Company with the Securities and Exchange Commission (the "Commission") on May 26, 1998, and thereafter amended. In addition, the Company requests that its request for an order granting confidential treatment dated August 24, 1998 be withdrawn. This application has been filed because certain of the power generation ventures the Company had proposed to acquire will be purchased by another company. In addition, no shares of common stock or notes have been offered or sold pursuant to the Registration Statement, nor has the Company or its underwriters circulated preliminary prospectuses in connection with the proposed offering or otherwise engaged in active marketing of the common stock or the notes.

     The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of Rule 477.

     Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.
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Securities and Exchange Commission
January 21, 1999
Page 2


     If you have any questions regarding this request for withdrawal, please contact Laura J. McMahon or Charles H. Still of Fulbright & Jaworski L.L.P., counsel for the Company, at 713/651-5658 and 713/651-5270, respectively.

                                                Cogen Technologies, Inc.


                                         By: /s/ Richard A. Lydecker, Jr.
                                            -----------------------------------
                                                 Richard A. Lydecker, Jr.
                                         Senior Vice President, Chief Financial
                                                  Officer and Secretary


cc:  Linda Cvrkel (Securities and Exchange Commission)
     Joseph A. Coco (Skadden, Arps, Slate, Meagher & Flom L.L.P.)
     Charles H. Still (Fulbright & Jaworski L.L.P.)
     Laura J. McMahon (Fulbright & Jaworski L.L.P.)